[redacted]

14041577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard Odier Transatlantic, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West Suite 300

(No. and Street)

Montreal A8 H3A-3R7

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Lombard Odier Transatlantic, Limited Partnership

Balance Sheet
December 31, 2013
(expressed in US dollars)

February 28, 2014

Independent Auditor's Report

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

We have audited the accompanying balance sheet of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of December 31, 2013.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Limited Partnership's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Limited Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Opinion
In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Lombard Odier Transatlantic, Limited Partnership as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A131762

Lombard Odier Transatlantic, Limited Partnership

Balance Sheet

As of December 31, 2013

(expressed in US dollars)

	$
Assets	
Current assets	
Cash	3,154,581
Receivables from clients	3,305,427
Receivables from brokers	11,686,455
Receivables from Lombard Odier & Cie and a company under common control, without interest	-
Other accounts receivable and prepaid expenses	290,384
	18,436,847
Non-current assets	
Deposits and securities with clearing organizations	2,470,763
	20,907,610
Liabilities	
Current liabilities	
Bank overdraft	-
Payables to clients	14,956,528
Payables to brokers	38,885
Payables to Limited Partner and a company under common control, without interest	593,017
Other accounts payable and accrued liabilities	87,207
	15,675,637
Partners' Equity	
Capital	
Capital investment	7,200,000
Current accounts	(1,968,027)
	5,231,973
	20,907,610

Note

Lombard Odier Transatlantic, Limited Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its objective being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As of December 31, 2013, net capital amounts to $4,882,217 and aggregate indebtedness amounts to $15,675,637.

On behalf of the Board of Directors of Lombard Odier Transatlantic Limited, in its capacity as General Partner,

______________________________ Director